August 28, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Correspondence Submitted August 15, 2025
           Amendment No. 6 to Registration Statement on Form F-4
           File No. 333-284075
Dear Alexander Zwyer:

       We have reviewed your August 15, 2025 response to our comment letter and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2025 letter.

Amendment No. 6 to Registration Statement on Form F-4
Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1.     We note from your responses to prior comment 1 and 2 that your reference to
          treasury shares    is under Swiss corporate law rather than U.S.
GAAP. In instances
       where terms have different meanings under Swiss corporate law and U.S. GAAP, please clearly disclose that you are referring to Swiss corporate law. Briefly explain the requirements under the Swiss corporate law and clearly indicate that you are referring to amounts calculated in accordance with Swiss corporate law and that such amounts differ from amounts calculated under U.S. GAAP.
 August 28, 2025
Page 2
NLS Pharmaceuticals Ltd. and Subsidiaries
Consolidated Balance Sheets, page F-4

2. We note your response to prior comment 6. We do not agree that the error in the preferred and common share line items on the face of your Consolidated Balance
       Sheet is immaterial. Accordingly, please revise your Registration Statement on Form
       F-4 to correct this error in your Consolidated Balance Sheet and remove the related pro forma adjustment.

       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.